February 7, 2014

VIA EDGAR

Laura Hatch

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pre-Effective Amendment No. 1 to the Registration Statement for

The Gabelli Global Small and Mid Cap Value Trust (the “Company”)

Dear Ms. Hatch:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 filed on February 7, 2014 (No. 333-191099) so that it may become effective by 4:00 p.m. (New York time), on Tuesday, February 11, 2014, or as soon thereafter as reasonably practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790) or Steven Grigoriou (416-777-4727) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Pre-Effective Amendment No. 1 to the Registration Statement has been declared effective.

Very truly yours,

THE GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST

By:	/s/ Andrea Mango
Name: Andrea Mango
Title: Secretary